Filed pursuant to Rule 424(b)(3)
Registration No. 333-127797
El Paso Corporation
750,000 Shares of 4.99% Convertible Perpetual Preferred Stock
(liquidation preference $1,000 per share)
57,581,550 Shares of Common Stock
issuable upon conversion of the Preferred Stock

        This prospectus relates to the offer and resale, from time to time, of up to 750,000 shares of 4.99% Convertible Perpetual Preferred Stock (liquidation preference $1,000 per share), par value $0.01 per share, and the shares of our common stock, par value $3.00 per share, issuable upon the conversion of the preferred stock. These shares are being offered to the public market by those individuals named in the section of this prospectus entitled “Selling Stockholders,” as described under the section of this prospectus entitled “Plan of Distribution.” We originally issued the preferred stock in a private placement on April 15, 2005. The selling stockholders will receive the proceeds from the sale of the preferred stock and common stock, but we will bear the costs relating to the registration of the preferred stock and common stock. For a more detailed description of the preferred stock, see “Description of the Preferred Stock” beginning on page 19.
      Our common stock trades on the New York Stock Exchange under the symbol “EP.” On February 10, 2006, the closing sale price of our common stock was $12.54 per share.
      The shares of preferred stock issued in the initial private placement are eligible for trading in the Portal Market of the Nasdaq Stock Market, Inc. Shares of preferred stock sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We do not intend to list the preferred stock on any national securities exchange or automated quotation system.
      Investing in the preferred stock or common stock involves risks. See “Risk Factors” beginning on page 6.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2006.

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. We are not making an offer of these securities in any state where such an offer is not permitted. The information in this prospectus may only be accurate on the date of this prospectus. You should not assume that the information contained in this prospectus is accurate as of any other date.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly, and other reports and other information with the SEC under the Securities Exchange Act of 1934, as amended (Exchange Act). You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC website at http://www.sec.gov or our website at http://www.elpaso.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information on our website as part of this prospectus.
      This prospectus is part of a registration statement that we have filed with the SEC. The registration statement contains more information than this prospectus, including exhibits and contains additional relevant information about us. You can obtain a copy of the registration statement at the address of the SEC listed above or at the SEC’s website. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.
INCORPORATION BY REFERENCE
      The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document and information we file later with the SEC will automatically update and supersede this information.
      Any information that we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and that is deemed “filed,” with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:
      • Annual Report on Form 10-K for the year ended December 31, 2004, and amended Annual Reports on Form 10-K/ A filed April 8, 2005, May 6, 2005 and June 16, 2005;

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      • Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, and amended Quarterly Reports on Form 10-Q/ A filed June 16, 2005 and July 8, 2005;
      • Current Reports on Form 8-K filed *July 1, 2005, *July 19, 2005, July 27, 2005, August 10, 2005, August 18, 2005, October 18, 2005, *November 4, 2005, November 15, 2005, December 2, 2005, December 6, 2005, December 14, 2005, December 20, 2005, *January 4, 2006, January 11, 2006, *January 18, 2006, January 31, 2006 and February 7, 2006 and Current Reports on Form 8-K/ A filed *June 21, 2005, June 24, 2005; “*” denotes Current Reports that also contain information that is only furnished and not “filed” for purposes of Section 18 of the Exchange Act; and
      • The description of our capital stock contained in our registration statement on Form 8-A, filed on June 19, 2002, including any amendment or report filed for the purpose of updating the description; and
      • Proxy Statement for the Annual Meeting of Shareholders held on May 26, 2005, filed March 31, 2005, as amended on April 15, 2005.
      We also disclose information about us through current reports on Form 8-K that are furnished to the SEC to comply with Regulation FD. This information is not considered to be “filed” for purposes of Section 18 of the Exchange Act, is not subject to the liabilities of that section and is not incorporated by reference herein.
      Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You may request a copy of any documents incorporated by reference in this prospectus by requesting them in writing or by telephoning us at the following address:
El Paso Corporation
Office of Investor Relations
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
Telephone No.: (713) 420-2600
      You should read this prospectus and any prospectus supplement together with the registration statement and the exhibits filed with or incorporated by reference in the registration statement. The information contained in this prospectus speaks only as of its date unless the context specifically indicates otherwise.
      We have not authorized any person to give any information or to make any representation that differs from, or add to, the information discussed in this prospectus. Therefore, if anyone gives you different or additional information, you should not rely on it.
CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS
      This prospectus includes statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of us and our affiliates. These statements may relate to, but are not limited to, information or assumptions about earnings per share, capital and other expenditures, dividends, financing plans, capital structure, cash flow, liquidity, pending legal and regulatory proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, management’s plans, goals and objectives for future operations and growth. These forward-looking statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” “should” or similar expressions. It should be understood that these forward-looking statements are necessarily estimates reflecting the best judgment of our senior management, not guarantees of future performance. They are subject to a number of

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assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.
      Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this prospectus.
      For a description of risks relating to us and our business, see “Risk Factors” beginning on page 6 of this prospectus.
      All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless the securities laws require us to do so.

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SUMMARY

This summary highlights some basic information from this prospectus to help you understand our business, the preferred stock and the common stock issuable upon conversion thereof. It does not contain all of the information that is important to you. You should carefully read this prospectus to understand fully the terms of the preferred stock and the common stock subject to issuance upon conversion thereof, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” beginning on page 6 of this prospectus and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page ii of this prospectus to determine whether an investment in the preferred stock is appropriate for you. For purposes of this prospectus, except where we are describing the terms of the preferred stock and the common stock subject to issuance upon conversion thereof, and unless the context otherwise indicates, when we refer to “El Paso,” “us,” “we,” “our,” “ours,” or “issuer,” we are describing El Paso Corporation, together with its subsidiaries. Unless the context otherwise indicates, all references to the “preferred stock” are to the 4.99% Convertible Perpetual Preferred Stock described in this prospectus. With respect to any description of the terms of the preferred stock or the common stock subject to issuance upon conversion thereof, such references refer only to El Paso Corporation, and not to its subsidiaries.
Our Business
      We are an energy company originally founded in 1928 in El Paso, Texas, with a stated purpose to provide natural gas and related energy products in a safe, efficient and dependable manner. We own North America’s largest natural gas pipeline system and an exploration and production business that is focused primarily on domestic natural gas and oil production and related marketing activities.
The Offering and this Prospectus

Preferred stock offered by the Selling Holders	Up to 750,000 shares of 4.99% Convertible Perpetual Preferred Stock, par value $0.01 per share.

Common stock offered by the Selling Holders	Up to 57,581,550 shares, based upon an initial conversion price of $13.03 per share of common stock. The conversion price is subject to adjustment as described in “Description of the Preferred Stock — Adjustments to the Conversion Rate.”

Liquidation preference	$1,000 per share of preferred stock.

Dividends	Holders of preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor, cash dividends at the rate of 4.99% per annum of the liquidation preference, payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year commencing July 1, 2005. Dividends on the preferred stock will accumulate from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from the date of initial issuance. Accumulated but unpaid dividends accumulate at the annual rate of 4.99%.

For so long as the preferred stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we nor any of our subsidiaries will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends, including liquidated damages, if any, with respect to the shares of preferred stock and any parity stock for all preceding dividend periods. See “Description of the Preferred Stock — Dividends.”

Use of proceeds	All of the shares of preferred stock and common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of preferred stock and common stock in this offering. See “Use of Proceeds.”

Conversion	The preferred stock is convertible, at the option of the holder, at any time into shares of our common stock at a conversion rate of 76.7754 shares of our common stock per $1,000 liquidation preference of preferred stock, which represents an initial conversion price of approximately $13.03 per share of common stock. The conversion rate may be adjusted for certain reasons as described under the caption “Description of the Preferred Stock — Adjustments to the Conversion Rate,” but will not be adjusted for accumulated and unpaid dividends or for liquidated damages, if any. Upon conversion, holders will not receive any cash payment representing accumulated and unpaid dividends, if any. In addition, if a holder elects to convert its shares of preferred stock in connection with the occurrence, prior to April 5, 2015, of a fundamental change, the holder will be entitled to receive additional shares of common stock upon conversion or, in lieu thereof, we may under certain circumstances elect to adjust the conversion rate and the related conversion obligation such that the preferred stock will be convertible into shares of the acquiring or surviving company, in each case as described under “Description of the Preferred Stock — Make Whole Payment Upon the Occurrence of a Fundamental Change.”

If we declare a distribution consisting exclusively of cash to holders of our common stock (excluding (1) dividends or distributions in connection with our liquidation, dissolution or winding up and (2) any quarterly cash dividend on our shares of common stock to the extent that the aggregate cash dividend per share amount of our common stock in any quarter does not exceed $0.04, which amount we refer to as the “dividend threshold amount”), the conversion rate will be adjusted by multiplying the applicable conversion rate by the following fraction:

Market Price of Common Stock	minus	Dividend Threshold Amount

Market Price of Common Stock	minus	Per Share Distribution Amount

If an adjustment is required to be made as a result of a distribution that is not a quarterly dividend, the dividend threshold amount will be deemed to be zero.

See “Description of the Preferred Stock — Adjustments to the Conversion Rate” for additional discussion of adjustments that may be made to the conversion rate.

Mandatory conversion	On or after April 5, 2010, we may, at our option, cause the preferred stock to be automatically converted into that number of shares of common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days

(including the last trading day of such period), the closing price of our common stock exceeds 130% of the then prevailing conversion price of the preferred stock.

Limited optional redemption	On or after April 5, 2010, we will have the option to redeem all outstanding shares of preferred stock if (1) the total number of preferred shares then outstanding is less than 10% of the total number of such shares issued in this offering and (2) the closing price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before we give notice of redemption equals or exceeds the conversion price in effect on such day. We will pay the redemption price in cash.

Fundamental change	If a fundamental change (as described under “Description of the Preferred Stock — Conversion Rights — Fundamental Change Requires Us to Redeem Shares of Preferred Stock at the Option of the Holder”) occurs prior to April 1, 2015, each holder of shares of preferred stock will, subject to legally available funds, have the right to require us to redeem any or all of its shares at a redemption price equal to 100% of the liquidation preference, plus an amount equal to any accumulated and unpaid dividends, including liquidated damages, if any, to, but excluding, the date of redemption. We will pay the redemption price in cash. Holders will have no other right to require us to redeem the preferred stock at any time. Our ability to redeem all or a portion of the preferred stock for cash is subject to our obligation to repay or repurchase any outstanding debt that may be required to be repaid or repurchased in connection with a fundamental change and to any contractual restrictions contained in the terms of any indebtedness that we have at that time. If a fundamental change occurs at a time when we are prohibited from redeeming shares of preferred stock for cash, we could seek the consent of our lenders to redeem the preferred stock or attempt to refinance the debt containing such prohibition.

In addition, holders of shares of preferred stock shall not have the right to require us to repurchase shares of preferred stock upon a fundamental change unless and until our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change.

Voting rights	Holders of preferred stock will not have any voting rights except as set forth below or as otherwise from time to time required by law. Whenever (1) dividends on the preferred stock or any other class or series of stock ranking on a parity with the preferred stock with respect to the payment of dividends are in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, or (2) we fail to pay the redemption price on the date shares of preferred stock are called for redemption (whether the redemption is pursuant to the optional redemption provisions or the redemption is in connection with a fundamental change) then, immediately prior to the next annual meeting of shareholders, the total number of directors constituting the entire board will automatically be increased by two and, in each case, the holders of preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of such directors at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated or the redemption price on the preferred stock have been fully paid or set apart for payment. Directors elected by the holders of the preferred stock shall not be divided into classes of the board of directors and the term of office of all directors elected by the holders of preferred stock will terminate immediately upon the termination of the right of the holders of preferred stock to vote for directors and upon such termination the total number of directors constituting the entire board will automatically be reduced by two. Holders of shares of preferred stock will have one vote for each share of preferred stock held.

Ranking	The preferred stock will be, with respect to dividend rights and rights upon liquidation, winding up or dissolution:

• junior to all our existing and future debt obligations;

• junior to every other class or series of our capital stock other than (1) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock and (2) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

• on a parity with any class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

• senior to our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock; and

• effectively junior to all of our subsidiaries’ (1) existing and future liabilities and (2) capital stock held by others.

Trading	The shares of preferred stock issued in the initial private placement are eligible for trading in the Portal Market of the Nasdaq Stock Market, Inc. Shares of preferred stock sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We do not intend to list the preferred stock on any national securities exchange or automated quotation system.

NYSE symbol for our common stock	Our common stock is traded on the New York Stock Exchange under the symbol “EP.”
      For further information regarding the preferred stock, including, among other things, more complete descriptions of our dividend obligations, the conversion of the preferred stock, and the anti-dilution adjustments and voting rights applicable to the preferred stock, please see “Description of the Preferred Stock.”

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

							For The
							Nine Months
							Ended
	For The Years Ended December 31,						September 30,

	2000		2001	2002	2003	2004	2004	2005

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	1.31	x	—	—	—	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $393 million, $1,440 million, $1,122 million and $1,065 million for the years ended December 31, 2001, 2002, 2003 and 2004, respectively, and $769 million and $636 million for the nine months ended September 30, 2004 and 2005.
     For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:

—	minority interests in consolidated subsidiaries;

—	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

—	fixed charges;
      less:

—	capitalized interest; and

—	preferred returns on consolidated subsidiaries.
      Fixed charges means the sum of the following:

—	interest costs, not including interest on rate refunds;

—	amortization of debt costs;

—	that portion of the rental expense which we believe represents an interest factor;

—	the amount of pre-tax earnings required to cover any preferred stock dividends and preferred returns on consolidated subsidiaries.
Risk Factors
      An investment in the preferred stock and the common stock subject to issuance upon conversion thereof involves certain risks that a potential investor should carefully evaluate prior to making an investment in the preferred stock. See “Risk Factors” beginning on page 6.

RISK FACTORS
      Before you invest in our preferred stock and common stock, you should consider the risks, uncertainties and factors that may adversely affect us that are discussed below.
Risks Relating to the Preferred Stock

The preferred stock ranks junior to all of our liabilities.
      In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the preferred stock, including the purchase of your shares of the preferred stock for cash upon a fundamental change, only after all of our indebtedness and other liabilities have been paid. In addition, we are a holding company and the preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and any capital stock of our subsidiaries held by others. The rights of holders of the preferred stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of that subsidiary’s creditors and any other equity holders. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any or all of the preferred stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the preferred stock.

We may not be able to pay cash dividends on the preferred stock.
      We are required to pay all declared dividends on the preferred stock in cash. Our existing revolving credit facilities and indentures limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock. Specifically, under our existing revolving credit agreement, we may pay cash dividends and make other distributions on or in respect of our capital stock, including the preferred stock, only if certain financial tests are met. In addition, the indentures or other credit facilities of certain of our subsidiaries include limitations on the ability of such subsidiaries to pay dividends or make other distributions to us. In the event that any of our revolving credit facilities, indentures or other financing agreements in the future restrict our ability to pay cash dividends on the preferred stock, we will be unable to pay cash dividends on the preferred stock unless we can refinance amounts outstanding under those agreements. Furthermore, in the event the credit facilities, indentures or other financing agreements of our subsidiaries limit the ability of such subsidiaries to pay dividends or make distributions to us, our ability to pay dividends on the preferred stock could be adversely affected.
      Under Delaware law, cash dividends on capital stock may only be paid from “surplus” or, if there is not “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on the preferred stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the preferred stock, we may not have sufficient cash to pay dividends on the preferred stock.

There is no public market for the preferred stock.
      The preferred stock is eligible for trading in Portal Market. Shares of preferred stock sold using this prospectus will no longer be eligible for trading in Portal Market, and will not be listed for trading on any national securities exchange or on the National Association of Securities Dealers Automated Quotation System (“Nasdaq”). In addition, we cannot assure when or how many shares of preferred stock may be sold pursuant to this prospectus, which will be a factor affecting the depth and liquidity of the market, if any, for shares of our preferred stock. Accordingly, there may not be development of, or significant liquidity in, any market for shares of preferred stock sold using this prospectus. If a market for the preferred stock were to develop, the preferred stock could trade at prices that may be higher or lower than the price paid to any of the selling stockholders for shares sold pursuant to this prospectus depending upon many factors, including the price of our common stock into which the preferred stock may be converted, prevailing interest rates, our operating results and the markets for similar securities.

We may not be able to pay the redemption price of the preferred stock in cash upon a fundamental change. We also could be prevented from paying dividends on shares of the preferred stock.
      In the event of a fundamental change (as defined in the Certificate of Designations) you will have the right to require us to purchase with cash all your shares of preferred stock. However, we may not have sufficient cash to purchase your shares of preferred stock upon a fundamental change or may be otherwise unable to pay the purchase price in cash.
      In addition, holders of shares of preferred stock will not have the right to require us to repurchase shares of preferred stock upon a fundamental change unless our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change.
      Further, because we are a holding company, our ability to purchase the preferred stock for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries.

If you convert your shares of preferred stock into shares of common stock, you may experience immediate dilution.
      If you convert your shares of preferred stock into shares of common stock, you may experience immediate dilution because the per share conversion price of the preferred stock is higher than the then net tangible book value per share of our outstanding common stock. In addition, you will also experience dilution when and if we issue additional shares of common stock, which we may be required to issue pursuant to options, warrants, our stock option plan or other employee or director compensation plans.

The price of our common stock, and therefore of the preferred stock, may fluctuate significantly, which may make it difficult for you to resell the preferred stock, or common stock issuable upon conversion thereof, when you want or at prices you find attractive.
      The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Because the preferred stock is convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the preferred stock. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.
      Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

The additional shares of our common stock payable on our preferred stock in connection with a fundamental change may not adequately compensate you for the lost option time value of your shares of our preferred stock as a result of such fundamental change.
      If a fundamental change occurs, we will, in certain circumstances, increase the conversion rate of our preferred stock by a number of additional shares of common stock. The number of additional shares of our common stock will be determined based on the date on which the fundamental change becomes effective, and the price paid per share of common stock in the fundamental change transaction as described under “Description of the Preferred Stock — Conversion Rights — Make Whole Payment Upon the Occurrence of a Fundamental Change.” While the increase in the conversion rate upon conversion is designed to compensate you for the lost option time value of your shares of preferred stock as a result of the fundamental change, the increase is only an approximation of this lost value and may not adequately compensate you for your loss. If the price paid per share of common stock in the fundamental change transaction is less than the price per share of the common stock at the date of issuance of our preferred stock or above a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances, upon a fundamental change arising from our acquisition by a public company, we may elect to adjust the conversion rate as described under

“Description of the Preferred Stock — Conversion Rights — Make Whole Payment Upon the Occurrence of a Fundamental Change” and, if we so elect, holders of shares of our preferred stock will not be entitled to the increase in the conversion rate described above.

We may issue additional series of preferred stock that rank equally to the preferred stock as to dividend payments and liquidation preference.
      Our amended and restated certificate of incorporation and the certificate of designation for the preferred stock do not prohibit us from issuing additional series of preferred stock that would rank equally to the preferred stock as to dividend payments and liquidation preference. Including the 750,000 shares of the preferred stock issued for sale pursuant to this prospectus our amended and restated certificate of incorporation provides that we have the authority to issue 50,000,000 shares of preferred stock. The issuances of other series of preferred stock could have the effect of reducing the amounts available to the preferred stock in the event of our liquidation. It may also reduce dividend payments on the preferred stock if we do not have sufficient funds to pay dividends on all preferred stock outstanding and outstanding parity preferred stock.

Future issuances of preferred stock may adversely affect the market price for our common stock.
      Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us.

We may not have sufficient earnings and profits in order for distributions on the preferred stock to be treated as dividends.
      The dividends payable by us on the preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, at the time of payment. If that occurs, it will result in the amount of the dividends that exceed such earnings and profits being treated first as a return of capital to the extent of the holder’s adjusted tax basis in the preferred stock, and the excess, if any, over such adjusted tax basis as capital gain. Such treatment will generally be unfavorable for corporate holders and may also be unfavorable to certain other holders.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company even if some stockholders might consider such a development favorable, which may adversely affect the price of our common stock.
      Provisions in our amended and restated certificate of incorporation and amended and restated by-laws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue shares of preferred stock to which special rights are attached, including voting and dividend rights.
      We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.
      Upon a change in control as defined in our existing credit facilities, the lenders under such existing credit facilities will have the right to require us to repay all of our outstanding obligations under the facility. In addition, the holders of certain series of indebtedness of certain of our subsidiaries will have the right upon the occurrence of a change of control as defined in such indebtedness or the indenture relating thereto, subject to certain conditions, to require us to repurchase their notes at a price equal to 100% or 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. Because a change of control as defined in our existing credit facilities and as defined in our subsidiaries’ indentures provides for repurchase rights under terms that are different from the definition of a fundamental change under the preferred stock offered hereby, holders of our other indebtedness may have the ability to require us to repay or repurchase those debt obligations before the holders of the preferred stock would have such repurchase rights.
Risks Related to Our Business

Our operations are subject to operational hazards and uninsured risks.
      Our operations are subject to the inherent risks normally associated with those operations, including pipeline ruptures, explosions, pollution, release of toxic substances, fires and adverse weather conditions (such as hurricanes and flooding), and other hazards, each of which could result in damage to or destruction of our facilities or damages to persons and property. In addition, our operations face possible risks associated with acts of aggression on our domestic and foreign assets. If any of these events were to occur, we could suffer substantial losses.
      While we maintain insurance against many of these risks to the extent and in amounts that we believe are reasonable, such insurance does not cover all risks and many of our insurance coverages have material deductibles and self-insurance levels, as well as caps on our maximum recovery. As a result our financial condition and operations could be adversely affected if a significant event occurs that is not fully covered by insurance.

The success of our pipeline business depends, in part, on factors beyond our control.
      Most of the natural gas and natural gas liquids we transport and store are owned by third parties. As a result, the volume of natural gas and natural gas liquids involved in these activities depends on the actions of those third parties, and is beyond our control. Further, the following factors, most of which are beyond our control, may unfavorably impact our ability to maintain or increase current throughput, to renegotiate existing contracts as they expire, or to remarket unsubscribed capacity on our pipeline systems:

•	service area competition;

•	expiration and/or turn back of significant contracts;

•	changes in regulation and action of regulatory bodies;

•	future weather conditions;

•	price competition;

•	drilling activity and availability of natural gas supplies;

•	decreased availability of conventional gas supply sources and the availability and timing of other gas supply sources, such as liquified natural gas (LNG);

•	decreased natural gas demand due to various factors, including increases in prices and increased availability or popularity of alternative energy sources such as hydroelectric power;

•	increased cost of capital;

•	opposition to energy infrastructure development, especially in environmentally sensitive areas;

•	adverse general economic conditions;

•	expiration and/or renewal of existing interests in real property, including real property on Native American lands, and

•	unfavorable movements in natural gas and liquids prices.

The revenues of our pipeline businesses are generated under contracts that must be renegotiated periodically.
      Substantially all of our pipeline subsidiaries’ revenues are generated under contracts which expire periodically and must be renegotiated and extended or replaced. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts.
      In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:

•	competition by other pipelines, including the change in rates or upstream supply of existing pipeline competitors, as well as the proposed construction by other companies of additional pipeline capacity or LNG terminals in markets served by our interstate pipelines;

•	changes in state regulation of local distribution companies, which may cause them to negotiate short-term contracts or turn back their capacity when their contracts expire;

•	reduced demand and market conditions in the areas we serve;

•	the availability of alternative energy sources or gas supply points; and

•	regulatory actions.
      If we are unable to renew, extend or replace these contracts or if we renew them on less favorable terms, we may suffer a material reduction in our revenues, earnings and cash flows.

Fluctuations in energy commodity prices could adversely affect our pipeline businesses.
      Revenues generated by our transmission, storage, LNG, and processing contracts depend on volumes and rates, both of which can be affected by the prices of natural gas, LNG, and natural gas liquids. Increased prices could result in a reduction of the volumes transported by our customers, such as power companies who, depending on the price of fuel, may not dispatch gas-fired power plants. Increased prices could also result from industrial plant shutdowns or load losses to competitive fuels as well as local distribution companies’ loss of customer base. The success of our transmission, storage, LNG, and processing operations is subject to continued development of additional oil and natural gas reserves and our ability to access additional suppliers from interconnecting pipelines or LNG facilities to offset the natural decline from existing wells connected to our systems. A decline in energy prices could precipitate a decrease in these development activities and could cause a decrease in the volume of reserves available for transmission, storage and processing through our systems or facilities. We retain a fixed percentage of natural gas transported for use as fuel and to replace lost and unaccounted for gas. Pricing volatility may in some cases impact the value of under or over recoveries of this retained gas. If natural gas prices in the supply basins connected to our pipeline systems are higher on a delivered basis to our off-system markets than delivered prices from other natural gas producing regions, our ability to compete with other transporters may be negatively impacted. Furthermore, fluctuations in pricing between supply sources and market areas could negatively impact our transportation revenues. Fluctuations in energy prices are caused by a number of factors, including:

•	regional, domestic and international supply and demand;

•	availability and adequacy of transportation facilities;

•	energy legislation;

•	federal and state taxes, if any, on the sale or transportation of natural gas and natural gas liquids;

•	abundance of supplies of alternative energy sources; and

•	political unrest among oil producing countries.

The expansion of our pipeline businesses by constructing new facilities subjects us to construction and other risks that may adversely affect the financial results of our pipeline businesses.
      We may expand the capacity of our existing pipeline, storage or LNG facilities through the construction of additional facilities. The construction of these facilities is subject to various regulatory, development and operational risks. First, the construction of new pipeline, storage and LNG facilities is subject to various federal, state and local statutes and regulations. The construction of these facilities is also typically subject to the receipt of approvals and permits from various regulatory agencies. There is a risk that there may be changes in applicable statutes and regulations (including changes in environmental requirements) or that the agencies may not approve the projects or could otherwise impose restrictions or conditions on the projects that could potentially prevent a project from proceeding or increase the anticipated cost of the expansion project. Second, the construction of new facilities often requires the acquisition of new rights-of-ways or other land rights. There is a risk that we will be unable to obtain certain rights-of-way or other land rights or that such acquisition might be delayed. There is also the risk that the costs of obtaining such rights exceed our anticipated costs. Any of these risks could prevent a project from proceeding, delay its completion or increase the anticipated costs. Third, the construction of new facilities requires the expenditure of significant amounts of capital, which may exceed our estimates. The construction of new pipeline, storage or LNG facilities are subject to construction cost overruns due to inflation, costs of equipment and materials, labor cost, or other factors, which could be material. Although we typically have transportation commitments for all of the capacity of a facility prior to starting construction, this is not always the case. In some cases, this may be based on anticipated future growth in production in a region in which the growth does not materialize. As a result, there is the risk that the new facilities may not be able to achieve our expected investment return, which could adversely affect our financial position or results of operations. In addition, we may determine to cease development of certain projects due to the inability to obtain such transportation commitments which may require us to write off our development costs in the project.

Natural gas and oil prices are volatile. A substantial decrease in natural gas and oil prices could adversely affect the financial results of our exploration and production business.
      Our future financial condition, revenues, results of operations, cash flows and future rate of growth depend primarily upon the prices we receive for our natural gas and oil production. Natural gas and oil prices historically have been volatile and are likely to continue to be volatile in the future, especially given current world geopolitical conditions. The prices for natural gas and oil are subject to a variety of additional factors that are beyond our control. These factors include:

•	the level of consumer demand for, and the supply of, natural gas and oil;

•	commodity processing, gathering and transportation availability;

•	the level of imports of, and the price of, foreign natural gas and oil;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	domestic governmental regulations and taxes;

•	the price and availability of alternative fuel sources;

•	the availability of pipeline capacity;

•	weather conditions;

•	market uncertainty;

•	political conditions or hostilities in natural gas and oil producing regions;

•	worldwide economic conditions; and

•	decreased demand for the use of natural gas and oil because of market concerns about global warming or changes in governmental policies and regulations due to climate change initiatives.
      Further, because the majority of our proved reserves at December 31, 2005 were natural gas reserves, we are substantially more sensitive to changes in natural gas prices than we are to changes in oil prices. Declines in natural gas and oil prices would not only reduce revenue, but could reduce the amount of natural gas and oil that we can produce economically and, as a result, could adversely affect the financial results of our exploration and production business. Changes in natural gas and oil prices can have a significant impact on the calculation of our full cost ceiling test. A significant decline in natural gas and oil prices could result in a downward revision of our reserves and a write-down of the carrying value of our natural gas and oil properties, which could be substantial, and would negatively impact our net income and stockholders’ equity.

The success of our natural gas and oil exploration and production business is dependent, in part, on factors that are beyond our control.
      The performance of our exploration and production business is dependent upon a number of factors that we cannot control, including:

•	the results of future drilling activity;

•	our ability to identify and precisely locate prospective geologic structures and to drill and successfully complete wells in those structures in a timely manner;

•	our ability to expand our leased land positions in desirable areas, which often are subject to intensely competitive conditions;

•	increased competition in the search for and acquisition of reserves;

•	significant increases in future drilling, production and development costs, including drilling rig rates and oil field services costs;

•	future tax policies, rates, and drilling or production incentives by state, federal, or foreign governments;

•	increased federal or state regulations, including environmental regulations, or adverse court decisions that limit or restrict the ability to drill natural gas or oil wells, reduce operational flexibility, or increase capital and operating costs;

•	the availability of alternative sources of energy:

•	declines in production volumes, including those from the Gulf of Mexico; and

•	continued access to sufficient capital to fund drilling programs to develop and replace a reserve base with rapid depletion characteristics.

Our natural gas and oil drilling and producing operations involve many risks and may not be profitable.
      Our operations are subject to all the risks normally incident to the operation and development of natural gas and oil properties and the drilling of natural gas and oil wells, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of natural gas, oil, brine or well fluids, release of contaminants into the environment and other environmental hazards and risks. Additionally, our offshore operations may encounter usual marine perils, including hurricanes and other adverse weather conditions, damage from collisions with vessels, governmental regulations and interruption or termination by governmental authorities based on environmental and other considerations. Each of these risks could result in damage to property, injuries to people or the shut in of existing production as damaged energy infrastructure is repaired or replaced.
      We maintain insurance coverage to reduce exposure to potential losses resulting from these operating hazards. The nature of the risks is such that some liabilities could exceed our insurance policy limits, or, as in the case of environmental fines and penalties, cannot be insured which could adversely affect our future results of operations, cash flows or financial condition.
      Our drilling operations are also subject to the risk that we will not encounter commercially productive reservoirs. New wells drilled by us may not be productive, or we may not recover all or any portion of our investment in those wells. Drilling for natural gas and oil can be unprofitable, not only because of dry holes but wells that are productive may not produce sufficient net reserves to return a profit at then realized prices after deducting drilling, operating and other costs.

Estimating our reserves, production and future net cash flow is difficult.
      Estimating quantities of proved natural gas and oil reserves is a complex process that involves significant interpretations and assumptions. It requires interpretations and judgment of available technical data, including the evaluation of available geological, geophysical, and engineering data. It also requires making estimates based upon economic factors, such as future oil and gas prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. Due to a lack of substantial, if any, production data, there are greater uncertainties in estimating (i) proved undeveloped reserves, (ii) proved non-producing reserves and (iii) proved developed reserves that are early in their production life. As a result, our reserve estimates are inherently imprecise. Also, we use a 10 percent discount factor for estimating the value of our reserves, as prescribed by the SEC, which may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our exploration and production business or the natural gas and oil industry, in general, are subject. Any significant variations from the interpretations or assumptions used in our estimates or changes of conditions could cause the estimated quantities and net present value of our reserves to differ materially.
      Our reserve data represents an estimate. You should not assume that the present values referred to or incorporated by reference in this prospectus represent the current market value of our estimated natural gas and oil reserves. The timing of the production and the expenses from development and production of natural gas and oil properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. Changes in the present value of these reserves could cause a write-down in the carrying value of our natural gas and oil properties, which could be substantial, and would negatively affect our net income and stockholders’ equity.
      A portion of our estimated proved reserves are undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully, but future events, including commodity price changes, may cause these assumptions to change.

The success of our power activities depends, in part, on many factors beyond our control.
      The success of our remaining domestic and international power projects could be adversely affected by factors beyond our control, including:

•	alternative sources and supplies of energy becoming available due to new technologies and interest in self generation and cogeneration;

•	increases in the costs of generation, including increases in fuel costs;

•	uncertain regulatory conditions resulting from the ongoing deregulation of the electric industry in the United States and in foreign jurisdictions;

•	our ability to negotiate successfully, and enter into advantageous power purchase and supply agreements;

•	the possibility of a reduction in the projected rate of growth in electricity usage as a result of factors such as regional economic conditions, excessive reserve margins and the implementation of conservation programs;

•	risks incidental to the operation and maintenance of power generation facilities;

•	the inability of customers to pay amounts owed under power purchase agreements;

•	the increasing price volatility due to deregulation and changes in commodity trading practices; and

•	over-capacity of generation in markets served by the power plants we own or in which we have an interest.

Our use of derivative financial instruments could result in financial losses.
      Some of our subsidiaries use futures, swaps and option contracts traded on the New York Mercantile Exchange, over-the-counter options and price and basis swaps with other natural gas merchants and financial institutions. To the extent we have positions that are not designated or qualify as hedges, changes in commodity prices, interest rates, volatility, correlation factors, the liquidity of the market could cause our revenues, net income and cash requirements to be volatile.
      We could incur financial losses in the future as a result of volatility in the market values of the energy commodities we trade, or if one of our counterparties fails to perform under a contract. The valuation of these financial instruments involves estimates. Changes in the assumptions underlying these estimates can occur, changing our valuation of these instruments and potentially resulting in financial losses. To the extent we hedge our commodity price exposure and interest rate exposure, we forego the benefits we would otherwise experience if commodity prices or interest rates were to favorably change. The use of derivatives also requires the posting of cash collateral with our counterparties which can impact our working capital (current assets and liabilities) and liquidity when commodity prices or interest rates change.

Our businesses are subject to the risk of payment defaults by our counterparties.
      We frequently extend credit to our counterparties following the performance of credit analysis. Despite performing this analysis, we are exposed to the risk that we may not be able to collect amounts owed to us. Although in many cases we have collateral to secure the counterparty’s performance, it could be inadequate and we could suffer credit losses.

Our foreign operations and investments involve special risks.
      Our activities in areas outside the United States, including material investment exposure in our power, pipeline and exploration and production projects in Brazil, are subject to the risks inherent in foreign operations, including:

•	loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, wars, insurrection and other political risks;

•	the effects of currency fluctuations and exchange controls, such as devaluation of foreign currencies and other economic problems; and

•	changes in laws, regulations and policies of foreign governments, including those associated with changes in the governing parties.

Retained liabilities associated with businesses that we have sold could exceed our estimates.
      We have sold a significant number of assets over the years, including the sale of many assets since 2001. Pursuant to various purchase and sale agreements relating to businesses and assets sold, we have either retained certain liabilities or indemnified certain purchasers against liabilities that they might incur in the future. These liabilities in many cases relate to breaches of warranties, environmental, asset maintenance, tax, litigation, personal injury and other representations that we have provided. Although we believe that we have established appropriate reserves for these liabilities, we could be required to accrue additional reserves in the future and these amounts could be material. In addition, as we exit businesses, we have experienced substantial reductions and turnover in our workforce that previously supported the ownership and operation of such assets. There is the risk that such reductions and turnover in our workforce could result in errors or mistakes in managing the businesses that we are exiting prior to closing. There is also the risk that such reductions could result in errors or mistakes in managing the retained liabilities after closing, including the lack of any historical knowledge with regard to such assets and businesses in managing the liabilities or defending any associated litigation.
Risks Related to Legal and Regulatory Matters

The outcome of pending governmental investigations could be materially adverse to us.
      We are subject to numerous governmental investigations including those involving allegations of round trip trades, price reporting of transactional data to the energy trade press, natural gas and oil reserve revisions, accounting treatment of certain hedges of our anticipated natural gas production, sales of crude oil of Iraqi origin under the United Nation’s Oil for Food Program and the rupture of one of our pipelines near Carlsbad, New Mexico. These investigations involve, among others, one or more of the following governmental agencies: the SEC, FERC, the U.S. Attorney, a grand jury of the U.S. District Court for the Southern District of New York, U.S. Senate Permanent Subcommittee of Investigations, the House of Representatives International

Relations Subcommittee, the U.S. Department of Transportation Office of Pipeline Safety, the National Transportation Safety Board and the Department of Justice. We are cooperating with the governmental agency or agencies in each of these investigations. The outcome of each of these investigations is uncertain. Because of the uncertainties associated with the ultimate outcome of each of these investigations and the costs to the Company of responding and participating in these on-going investigations, no assurance can be given that the ultimate costs and sanctions, if any, that may be imposed upon us will not have a material adverse effect on our business, financial condition or results of operation.

The agencies that regulate our pipeline businesses and their customers affect our profitability.
      Our pipeline businesses are regulated by the FERC, the U.S. Department of Transportation, and various state and local regulatory agencies. Regulatory actions taken by those agencies have the potential to adversely affect our profitability. In particular, the FERC regulates the rates our pipelines are permitted to charge their customers for their services. In setting authorized rates of return in a few recent FERC decisions, the FERC has utilized a proxy group of companies that includes local distribution companies that are not faced with as much competition or risks as interstate pipelines. The inclusion of these companies creates downward pressure on approved tariff rates. If our pipelines’ tariff rates were reduced or re-designed in a future proceeding, if our pipelines’ volume of business under their currently permitted rates was decreased significantly, or if our pipelines were required to substantially discount the rates for their services because of competition or because of regulatory pressure, the profitability of our pipeline businesses could be reduced.
      In addition, increased regulatory requirements relating to the integrity of our pipelines requires additional spending in order to maintain compliance with these requirements. Any additional requirements that are enacted could significantly increase the amount of these expenditures.
      Further, state agencies that regulate our pipelines’ local distribution company customers could impose requirements that could impact demand for our pipelines’ services.
Environmental compliance and remediation costs and the costs of environmental liabilities could exceed our estimates.
      Our operations are subject to various environmental laws and regulations regarding compliance and remediation obligations. Compliance obligations can result in (i) significant costs to install and maintain pollution controls, (ii) fines and penalties resulting from any failure to comply, and (iii) potential limitations on our operations. Remediation obligations can result in significant costs associated with the investigation and remediation or clean-up of contaminated properties (some of which have been designated as Superfund sites by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act), as well as damage claims arising out of the contamination of properties or impact on natural resources. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters because of:
      • The uncertainties in estimating pollution control and clean up costs, including for sites for which only preliminary site investigation or assessments have been completed;
      • The discovery of new sites or additional information at existing sites;
      • The uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties; and
      • the nature of environmental laws and regulations, including the interpretation and enforcement thereof.
      Currently, various legislative and regulatory measures to address greenhouse gas (“GHG”) emissions (including carbon dioxide and methane) are in various phases of discussion or implementation. These include the Kyoto Protocol, proposed federal legislation and state actions to develop statewide or regional programs, each of which have imposed or would impose reductions in GHG emissions. These actions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program as well as impact the consumption of natural gas and oil impacting our pipeline and production operations.

      Although we believe we have established appropriate reserves for our environmental liabilities, we could be required to set aside additional amounts due to these uncertainties which could significantly impact our future consolidated results of operations, cash flows or financial position.

Costs of litigation matters and other contingencies could exceed our estimates.
      We are involved in various lawsuits in which we or our subsidiaries have been sued. We also have other contingent liabilities and exposures. Although we believe we have established appropriate reserves for these liabilities, we could be required to set aside additional reserves in the future and these amounts could be material.

Our system of internal controls is designed to provide reasonable assurance of the accuracy or completeness of our financial disclosures. A loss of public confidence in the quality of our internal controls or disclosures could have a negative impact on us.
      Any system of internal controls, no matter how well designed or implemented, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that the benefits of controls must be considered relative to their costs. The design of any system of controls is also based, in part, upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Therefore, any system of internal controls is subject to inherent limitations, including the possibility that controls may be circumvented or overridden, that judgments in decision-making can be faulty, and that misstatements due to mistakes, errors or fraud may occur and may not be detected. Also, while we document our assumptions and review financial disclosures with the Audit Committee of our Board of Directors, the regulations and literature governing our disclosures are complex and reasonable persons may disagree as to their application to a particular situation or set of facts. In addition, many applicable regulations and literature are relatively new. As a result, they are potentially subject to change in the future, which could include changes in the interpretation of the existing regulations and literature as well as the issuance of more detailed rules and procedures.
Risks Related to Our Liquidity

We have significant debt and below investment grade credit ratings, which have impacted and will continue to impact our financial condition, results of operations and liquidity.
      We have significant debt, debt service and debt maturity obligations. The rating assigned to our senior unsecured indebtedness are below investment grade, currently rated Caa1 by Moody’s Investor Service (Moody’s) and B- by Standard & Poor’s. These ratings have increased our cost of capital and our operating costs, particularly in our trading operations, and could impede our access to capital markets. Moreover, we must retain greater liquidity levels to operate our business than if we had investment grade credit ratings. If our ability to generate or access capital becomes significantly restrained, our financial condition and future results of operations could be significantly adversely affected.

We may not achieve our targeted level of debt reduction or complete our asset sales in a timely manner or at all.
      Our ability to achieve our announced targets to reduce our long term debt obligations and complete asset sales, as well as the timing of their achievement, is subject, in part, to factors beyond our control. These factors include our ability to locate potential buyers in a timely fashion and obtain a reasonable price, and our ability to preserve sufficient cash flow to service our debt and other obligations. If we fail to achieve these targets in a timely manner, our liquidity or financial position could be materially adversely affected. In addition, it is possible that our asset sales could be at prices that are below the current book value for the assets, which could result in losses that could be substantial.

A breach of the covenants applicable to our debt and other financing obligations could affect our ability to borrow funds and could accelerate our debt and other financing obligations and those of our subsidiaries.
      Our debt and other financing obligations contain restrictive covenants, which become more restrictive over time, and cross-acceleration provisions. A breach of any of these covenants could preclude us or our subsidiaries from issuing letters of credit and from borrowing under our credit agreements, and could accelerate our long-term debt and other financing obligations and those of our subsidiaries. If this were to occur, we might not be able to repay such debt and other financing obligations.
      Our credit agreements are collateralized by our equity interests in Tennessee Gas Pipeline Company, ANR Pipeline Company, El Paso Natural Gas Company, Colorado Interstate Gas Company, Southern Gas Storage Company, ANR Storage Company and certain natural gas and oil production properties. A breach of the covenants under these agreements could permit the lender to exercise their rights to the collateral, and we could be required to liquidate these interests.

We are subject to financing and interest rate exposure risks.
      Our future success depends on our ability to access capital markets and obtain financing at cost effective rates. This is dependent on a number of factors, many of which we cannot control, including changes in:

•	our credit ratings;

•	interest rates;

•	the structured and commercial financial markets;

•	market perceptions of us or the natural gas and energy industry;

•	changes in tax rates due to new tax laws;

•	our stock price; and

•	changes in market prices for energy.
      In addition, although we hedge a portion of our exposure to interest rate movements, our financial condition and liquidity could be adversely affected if there is a negative movement in interest rates.

USE OF PROCEEDS
      All of the shares of preferred stock and common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of preferred stock by selling stockholders pursuant to this prospectus or shares of common stock issuable upon conversion thereof.

DESCRIPTION OF THE PREFERRED STOCK
      The terms of the preferred stock are contained in a certificate of designation that was filed with Delaware Secretary of State on April 14, 2005.
      The following description is a summary of the material provisions of the preferred stock, the certificate of designation and the registration rights agreement. It does not purport to be complete. We refer you to the provisions of the certificate of designations, including the definitions of terms used in the certificate of designations, a copy of which is included as Exhibit 4.B to the registration statement of which this prospectus is a part. We urge you to read the certificate of designations because it, and not this description, defines your rights as a holder of shares of preferred stock.
      As used in this “Description of the Preferred Stock” section, references to “El Paso,” “we,” “our” or “us” refer solely to El Paso Corporation and not to our subsidiaries.
General
      Under our amended and restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 50,000,000 shares of preferred stock, par value $0.01 per share, in one or more series and with such designations, powers, preferences and rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor and which are permitted by the General Corporation Law of the State of Delaware. We have shares of authorized preferred stock which are undesignated.
      We issued 750,000 shares of our Convertible Perpetual Preferred Stock, par value $0.01 per share and $1,000 liquidation preference per share on April 15, 2005. The shares of preferred stock are validly issued, fully paid and nonassessable.
      The holders of the shares of preferred stock have no preemptive rights or preferential rights to purchase or subscribe for stock, obligations, warrants or any other of our securities.
Ranking
      The preferred stock, with respect to dividend rights and upon liquidation, winding up and dissolution, ranks:

•	junior to all our existing and future debt obligations;

•	junior to “senior stock,” which is all classes or series of our capital stock, other than (1) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock and (2) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

•	on a parity with “parity stock,” which is any class or series of our capital stock that has terms which provide that such class or series will rank on a parity with the preferred stock;

•	senior to “junior stock,” which is our common stock and each class or series of our capital stock that has terms which provide that such class or series will rank junior to the preferred stock; and

•	effectively junior to all of our subsidiaries’ (1) existing and future liabilities and (2) capital stock held by others.
      The term “senior stock” includes warrants, rights, calls or options exercisable for or convertible into that type of stock.
Dividends
      Holders of the shares of preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of preferred stock at the annual rate of 4.99% of the liquidation preference per share. The dividend rate is equivalent to $49.90 per share annually. The right of holders of the shares of preferred stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.
      Dividends are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning on July 1, 2005. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will accumulate from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from the date of original issuance of the preferred stock. Dividends are payable to holders of record as they appear in our stock records at the close of business on December 15, March 15, June 15 and September 15 of each year or on a record date that may be fixed by our board of directors and that will be not more than 60 days nor fewer than 10 days before the applicable quarterly dividend payment date. Dividends will be cumulative from each quarterly dividend payment date, whether or not we have funds legally available for the payment of those dividends.
      Dividends payable on the shares of preferred stock, or amounts determined with respect thereto, for any period shorter than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of preferred stock will be payable in cash. Accumulated unpaid dividends cumulate at the annual rate of 4.99% and are payable in the manner provided above.
      For so long as the preferred stock is outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we, nor any of our subsidiaries, will redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends, including liquidated damages, if any, with respect to the shares of the preferred stock and any parity stock for all preceding dividend periods. As an exception to clause (2), we will be able to redeem, purchase or otherwise acquire for consideration junior stock or parity stock with junior stock or pursuant to a purchase or exchange offer made on the same terms to all holders of preferred stock and such parity stock.
      Holders of the preferred stock will not have any right to receive dividends that we may declare on our common stock. The right to receive dividends declared on our common stock will be realized only after conversion of such holder’s shares of preferred stock into shares of our common stock.
Conversion Rights
      Holders of the preferred stock may, at any time, convert shares of preferred stock into fully paid and nonassessable shares of our common stock at a conversion rate of 76.7754 shares of common stock per $1,000 liquidation preference of preferred stock, subject to adjustments as described under “— Make Whole Payment Upon the Occurrence of a Fundamental Change” and “— Adjustments to the Conversion Rate.” This represents an initial conversion price of approximately $13.03 per share of common stock.
      A holder of shares of the preferred stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the conversion agent, as may be designated by our board of directors, the certificate or certificates for those shares of the preferred stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the preferred stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (1) certificates representing the whole number of validly issued, fully paid and nonassessable full shares of our common stock to which the holder, or the holder’s transferee, of shares of the preferred stock being converted will be entitled and (2) if less than the full number of shares of preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted, along with cash payment for any fractional shares. This conversion will be deemed to have been made at the close of business on the date of giving of the notice of conversion, the receipt of payment of all required transfer taxes, if any, and of surrendering the certificate or certificates representing the shares of preferred stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.
      In lieu of the foregoing procedures, if the preferred stock is held in global form, you must comply with The Depository Trust Company, or DTC, procedures to convert your beneficial interest in respect of preferred stock evidenced by a global share of preferred stock.
      If a holder of shares of preferred stock exercises conversion rights, upon delivery of the preferred stock for conversion, those shares will cease to cumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of shares of preferred stock who convert their shares into our common stock will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends or liquidated damages, if any. Accordingly, shares of preferred stock surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of shares of preferred stock on a dividend payment record date who converts such shares into shares of our common stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of preferred stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of preferred stock for conversion.
      Notwithstanding the preceding paragraph, if (1) shares of preferred stock are converted during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date, and (2) we have called such shares of preferred stock for redemption during such period, then the holder who so tenders such shares for conversion will receive the dividend payable on such dividend payment date and need not include payment of the amount of such dividend upon surrender of shares of preferred stock for conversion.
      In case any shares of preferred stock are to be redeemed, the right to convert those shares of the preferred stock will terminate at 5:00 p.m., New York City time, on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.
      In connection with the conversion of any shares of preferred stock, no fractional shares of common stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price of our common stock on the date the shares of preferred stock are surrendered for conversion. If more than one share of preferred stock will be surrendered for conversion by the same holder at the same time, the number of whole shares of common stock issuable on conversion of those shares will be computed on the basis of the total number of shares of preferred stock so surrendered.
      We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of preferred stock a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of preferred stock.
      Before the delivery of any securities that we will be obligated to deliver upon conversion of the preferred stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of common stock delivered upon conversion of the preferred stock will upon delivery be duly and validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Fundamental Change Requires Us to Redeem Shares of Preferred Stock at the Option of the Holder
      If a fundamental change (as defined below) occurs prior to April 1, 2015, you will have the right, exercisable at your option, subject to legally available funds and to the terms and conditions of our amended and restated certificate of incorporation, to require us to redeem any or all of your shares of preferred stock. We will redeem the preferred stock at a price equal to 100% of the liquidation preference of the preferred stock to be redeemed plus an amount equal to any accumulated and unpaid dividends, including liquidated damages, if any, to, but excluding, the fundamental change redemption date (as defined below), unless such fundamental change redemption date falls after a record date and on or prior to the corresponding dividend payment date, in which case (1) we will pay the full amount of accumulated and unpaid dividends, including liquidated damages, if any, payable on such dividend payment date only to the holder of record at the close of business on the corresponding record date and (2) the redemption price payable on the fundamental change redemption date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding dividend payment date. We will be required to redeem the preferred stock as of a date (which we refer to as the fundamental change redemption date) that is not more than 30 calendar days after we mail to all holders of the preferred stock a notice regarding the fundamental change as described below. If such thirtieth calendar day is not a business day, the fundamental change redemption date will be the next succeeding business day. We will pay the redemption price in cash.
      A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which 90% or more of our shares of common stock are exchanged for, converted into, acquired for or constitute solely the right to receive, consideration that is not at least 90% shares of common stock that:

•	are listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	are approved, or immediately after the transaction or event will be approved, for quotation on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.
      In addition, holders of shares of preferred stock shall not have the right to require us to repurchase shares of preferred stock upon a fundamental change unless and until our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change.
      Within 30 calendar days after the occurrence of a fundamental change, we are obligated to mail (1) to all holders of preferred stock at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law (2) or to cause DTC to send a notice to its participants that own preferred stock (and issue a press release and publish on our website on the World Wide Web) a notice regarding the fundamental change, stating, among other things:

•	the event causing a fundamental change;

•	the date of such fundamental change;

•	the last date on which the redemption right triggered by such fundamental change may be exercised;

•	the fundamental change redemption price;

•	the fundamental change redemption date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that the preferred stock with respect to which a fundamental change redemption notice is given by the holder may be converted only if the fundamental change redemption notice has been withdrawn in accordance with the terms of the preferred stock; and

•	the procedures that holders must follow to exercise these rights.

      To exercise this right, you must deliver a written notice to the transfer agent prior to the close of business on the business day immediately before the fundamental change redemption date. The required redemption notice upon a fundamental change must state:

•	if certificated shares of preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures;

•	the number of preferred shares to be redeemed; and

•	that we are to redeem such preferred stock pursuant to the applicable provisions of the preferred stock and our amended and restated certificate of incorporation.
      You may withdraw any fundamental change redemption notice by a written notice of withdrawal delivered to the transfer agent prior to the close of business on the business day before the fundamental change redemption date. The notice of withdrawal must state:

•	the number of the withdrawn shares of preferred stock;

•	if certificated shares of preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures; and

•	the number, if any, of shares of preferred stock that remain subject to your fundamental change redemption notice.
      A holder must either effect book-entry transfer or deliver the preferred stock to be redeemed, together with necessary endorsements, to the office of the transfer agent after delivery of the fundamental change redemption notice to receive payment of the fundamental change redemption price. You will receive payment in cash on the later of the fundamental change redemption date or the time of book-entry transfer or the delivery of the preferred stock. If the transfer agent holds cash sufficient to pay the fundamental change redemption price of the preferred stock on the business day following the fundamental change redemption date, then, immediately after the fundamental change redemption date:

•	the shares of preferred stock will cease to be outstanding;

•	dividends will cease to accrue; and

•	all other rights of the holder will terminate.
      This will be the case whether or not book-entry transfer of the preferred stock is made or whether or not the preferred stock is delivered to the transfer agent.
      The fundamental change redemption feature of the preferred stock may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change redemption feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control of our company by means of a merger, tender offer, solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.
      Instead, the terms of the fundamental change redemption feature resulted from negotiations between the initial purchasers and us.
      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change redemption feature of the preferred stock but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.
      Our ability to redeem shares of preferred stock upon the occurrence of a fundamental change is subject to important limitations. Because we are a holding company, our ability to redeem the preferred stock for cash may be limited by restrictions on our ability to obtain funds for such redemption through dividends from our subsidiaries and the terms of our current and then existing borrowing agreements. Our ability to redeem the preferred stock is also subject to restrictions under Delaware law. If a fundamental change were to occur, we may not have sufficient legally available funds to pay the redemption price in cash for all tendered shares of preferred stock. Our current revolving credit facilities do, and any future credit agreements or other agreements relating to our indebtedness may, contain provisions prohibiting the redemption of the preferred stock under certain circumstances, or expressly prohibit our redemption of the preferred stock upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from redeeming shares of preferred stock for cash, we could seek the consent of our lenders to redeem the preferred stock or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to redeem the preferred stock for cash.
      We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in connection with any offer by us to redeem the preferred stock.

Make Whole Payment Upon the Occurrence of a Fundamental Change
      If you elect to convert your preferred stock upon the occurrence of a fundamental change (as defined above) that occurs prior to April 5, 2015, in certain circumstances, you will be entitled to receive, in addition to a number of shares of common stock equal to the applicable conversion rate, an additional number of shares of common stock (the “additional shares”) upon conversion as described below.
      We must give notice to all holders and to the conversion agent at least 15 trading days prior to the anticipated effective date of such fundamental change. We must also give notice to all holders and to the conversion agent that such fundamental change has become effective. Holders may surrender preferred stock for conversion and receive the additional shares described below at any time from and after the date that is 15 days prior to the anticipated effective date of such fundamental change until and including the date that is 15 days after the actual effective date (or, if such transaction also results in holders having a right to require us to redeem their preferred stock, until the fundamental change redemption date).
      The number of additional shares will be determined for the preferred stock by reference to the table below, based on the date on which the corporate transaction becomes effective (the “effective date”) and the average of the last reported sale prices of our common stock over the ten trading day period ending on the fifth trading day immediately preceding the effective date (the “stock price”). If holders of our common stock receive only cash in the transaction constituting a fundamental change, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing sale prices of our common stock on the five trading days prior to but not including the effective date of the transaction constituting a fundamental change.
      The stock prices set forth in the first row of each table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the preferred stock is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Adjustments to the Conversion Rate.”

      The following table sets forth the number of additional shares to be received per $1,000 liquidation preference per share of preferred stock:

	Stock Price on the Effective Date

Fundamental Change Date in Years	$10.42	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00	$25.00	$30.00	$35.00	$40.00

April 15, 2005	17.59	15.72	13.16	11.10	9.41	8.01	6.96	6.00	5.17	4.48	3.90	1.88	0.81	0.24	0.00
April 5, 2006	16.92	14.98	12.39	10.34	8.68	7.47	6.40	5.46	4.66	4.07	3.51	1.68	0.72	0.21	0.00
April 5, 2007	16.12	14.47	11.74	9.63	8.02	6.70	5.61	4.70	3.94	3.46	2.94	1.37	0.58	0.16	0.00
April 5, 2008	15.75	13.84	11.03	8.83	7.12	5.75	4.65	3.77	3.23	2.71	2.25	1.03	0.43	0.11	0.00
April 5, 2009	15.51	13.31	10.35	7.96	6.04	4.51	3.33	2.44	2.10	1.61	1.23	0.52	0.21	0.04	0.00
April 5, 2010	15.60	13.33	10.28	7.75	5.46	3.56	1.50	0.65	0.54	0.00	0.00	0.00	0.00	0.00	0.00
April 5, 2011	15.46	13.07	10.08	7.47	5.27	3.12	1.39	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
April 5, 2012	15.37	13.19	10.00	7.42	5.24	3.11	1.39	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
April 5, 2013	15.22	13.32	9.85	7.31	5.15	3.06	1.37	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
April 5, 2014	15.36	13.39	10.10	7.22	5.07	3.02	1.35	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
April 5, 2015	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
      The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is equal to or in excess of $40.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $10.42 per share (subject to adjustment), no additional shares will be issued upon conversion.
      Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 95.9693 per $1,000 liquidation preference per share of preferred stock, subject to adjustments in the same manner of the conversion rate as set forth under “— Adjustments to the Conversion Rate” below.
      Our obligation to deliver the additional shares could be considered a penalty under applicable law, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
      Notwithstanding the foregoing, in the case of a public acquirer fundamental change (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described above, elect to adjust the conversion rate and the related conversion obligation such that, from and after the effective date of such public acquirer fundamental change, holders of the preferred stock who elect to convert will be entitled to convert their preferred stock into a number of shares of public acquirer common stock (as defined below) that have been registered, or the resale of which will be registered, under the Securities Act, by multiplying the conversion rate in effect immediately before the public acquirer fundamental change by a fraction:

•	The numerator of which will be (i) in the case of a consolidation, merger or binding share exchange, pursuant to which our common stock is converted into or exchanged for the right to receive cash, securities or other property, the value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer fundamental change, the average of the last closing price of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer fundamental change, and

•	The denominator of which will be the average of the last closing sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer fundamental change.

      A “public acquirer fundamental change” means any fundamental change that would otherwise obligate us to increase the conversion rate as described above where the acquirer has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of common stock satisfying the foregoing requirement and all references to public acquirer common stock will refer to such class of common stock. Majority owned for these purposes means having the “beneficial ownership” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.
      Upon our decision to adjust the conversion rate and related conversion obligation upon a public acquirer fundamental change, holders may convert their preferred stock at the adjusted conversion rate described in the preceding paragraph but will not be entitled to the additional shares as described above. The registered shares of public acquirer common stock, or the shares of public acquirer common stock registered for resale, as the case may be, shall be listed, or approved for listing subject only to the official notice of issuance, on a national securities exchange or the Nasdaq National Market.
Adjustments to the Conversion Rate
      The conversion rate is subject to adjustment from time to time if any of the following events occur:

•	the issuance of our common stock as a dividend or distribution on our common stock;

•	certain subdivisions and combinations of our common stock;

•	the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock, provided that no such adjustment shall be made for the rights of holders of our common stock to participate in any dividend reinvestment plan in existence on the date hereof and made available to all holders of our common stock or the employee stock purchase plan effective in July 2005, or the purchase of shares pursuant to any such plan;

•	the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of indebtedness or assets (including securities, but excluding (1) those rights and warrants referred to above or (2) dividends or distributions paid exclusively in cash);

In the event that we make a dividend or distribution to all or substantially all holders of our common stock consisting of capital stock of, or similar equity interest in, a subsidiary or other business unit of ours, unless we distribute such capital stock or equity interests to holders of the preferred stock in such distribution on the same basis as they would have received had they converted their shares of preferred stock into shares of our common stock immediately prior to such distributions, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

•	distributions consisting exclusively of cash to all holders of shares of our common stock (excluding (1) any dividend or distribution in connection with our liquidation, dissolution or winding up and (2) any quarterly cash dividend on our shares of common stock to the extent that the aggregate cash dividend per share of our common stock in any quarter does not exceed $0.04 (such amount being the “dividend threshold amount”); if there is a dividend or distribution to which this bullet point applies, the conversion rate will be adjusted by multiplying the applicable conversion rate by a fraction,

—	the numerator of which will be the current market price of our common stock minus the dividend threshold amount; and

—	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution; if an adjustment is required to be made as a result of a distribution that is not a quarterly dividend, the dividend threshold amount will be deemed to be zero; and

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock (other than payments made under our “odd-lot” stock sales program in existence on the date hereof) to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.
      No adjustment in the conversion rate will be required (except in the case of the fifth bullet point under “— Adjustments to the Conversion Rate”) unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.
      “Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the Nasdaq or, if our common stock is not quoted on Nasdaq, on the principal other market on which our common stock is then traded or, if our common stock is not so traded on a principal other market, on the New York Stock Exchange.
      The “closing sale price” of our common stock or other capital stock or similar equity interests on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the New York Stock Exchange or such other national or regional exchange or market on which our common stock or such other capital stock or equity interests are then listed or quoted. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate. The closing sale price shall be determined without reference to any extended or after-hours trading.
      “Current market price” of our common stock on any day means the average of the closing price per common stock for each of the ten consecutive trading days ending on the earlier of the day in question and the day before the “ex-date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, “ex-date” means the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.
      We may adopt a rights agreement following consummation of this offering, pursuant to which certain rights would be issued with respect to our shares of common stock. In such event, you would receive, upon conversion of your preferred stock, in addition to the common stock, the rights under any such rights agreement or any other rights plan then in effect unless, prior to conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from the common stock. In the case of such separation, the conversion rate would be adjusted at the time of separation as if we had distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in the fourth bullet point under “— Adjustments to the Conversion Rate” (provided that no such adjustment to the conversion rate shall be made if at the time of such separation, (1) we set aside for issuance upon conversion of the preferred stock a number of rights equal to the rights the holders of preferred stock would have received if conversion had occurred immediately prior to such separation and (2) the rights so set aside are perpetual in duration), subject to readjustment in the event of the expiration, termination or redemption of such rights.
      In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;
in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your preferred stock, you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the preferred stock into our common stock immediately prior to any of these events. However, if we elect to adjust the conversion rate and the related conversion obligation so that the preferred stock will be convertible into shares of the acquiring or surviving company after a public acquirer fundamental change, then the previous sentence will not be applicable.
      We may not become a party to any such transaction unless its terms are consistent with the foregoing.
      You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment.
      We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board of directors will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution.
Mandatory Conversion
      At any time on or after April 5, 2010, we may at our option cause the preferred stock to be automatically converted into that number of shares of common stock at the then prevailing conversion rate. We may exercise this right only if the closing sale price of our common stock equals or exceeds 130% of the then prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described below.
      To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the preferred stock, or cause DTC to send notice to its participants that own preferred stock (which notice or publication shall be given not more than four business days after the date of the press release), of the mandatory conversion announcing our intention to convert the preferred stock. The conversion date will be a date selected by us, which we will refer to as the Mandatory Conversion Date, and will be the earlier of (1) no more than five days after the date on which we issue such press release, or (2) the date that such notice is sent by DTC to its participants that own preferred stock as described above. In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

•	the Mandatory Conversion Date;

•	the number of shares of common stock to be issued upon conversion of each share of preferred stock;

•	the number of shares of preferred stock to be converted; and

•	that dividends on the preferred stock to be converted will cease to accrue on the Mandatory Conversion Date.
      On and after the Mandatory Conversion Date, dividends will cease to accrue on the preferred stock called for a mandatory conversion and all rights of holders of such preferred stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the preferred stock called for a mandatory conversion on a date during the period between the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date if such share has been converted after such record date and prior to such dividend payment date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of preferred stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.
      We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the preferred stock for dividend payment dates ending prior to the date of such conversion notice shall have been paid in cash.
Limited Optional Redemption

      If on or after April 5, 2010, (1) the total number of shares of preferred stock outstanding is less than 10% of the total number of shares of the preferred stock outstanding after this offering and (2) the closing sale price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date that we give the redemption notice equals or exceeds the conversion price in effect on each such day, we will have the option to redeem the shares of outstanding preferred stock, in whole but not in part, at a redemption price of 100% of the liquidation preference, plus an amount equal to any accumulated and unpaid dividends, including liquidated damages, if any, to the redemption date. If full cumulative dividends on the preferred stock have not been paid to the most recent quarterly dividend payment date occurring before notice is given, the preferred stock may not be redeemed. We will pay the redemption price in cash.
      In the event of an optional redemption pursuant to this provision, we will (1) send a written notice by first class mail to each holder of record of the preferred stock at such holder’s registered address, not fewer than 10 nor more than 30 days prior to the redemption date and (2) if the preferred shares are held by DTC or its nominee, request that DTC send a copy of such notice to its participants. The notice will include, among other things, a statement that the holders of preferred stock may elect to convert their shares into our common stock prior to the redemption date. In addition, we will (1) publish such information once in a daily newspaper printed in the English language and of general circulation in the Borough of Manhattan, City of New York, (2) issue a press release containing such information and (3) publish such information on our web site on the World Wide Web.
      If we give notice of redemption, then, by 12:00 p.m., New York City time, on the redemption date, to the extent funds are legally available, we shall, with respect to:

•	shares of preferred stock held by DTC or its nominees, deposit or cause to be deposited, irrevocably with DTC, cash sufficient to pay the redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to holders of such shares of preferred stock; and

•	shares of preferred stock held in certificated form, deposit or cause to be deposited, irrevocably with the paying agent, cash sufficient to pay the redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to holders of such shares of preferred stock upon surrender of their certificates evidencing their shares of preferred stock.
      If on the redemption date DTC and the paying agent hold cash sufficient to pay the redemption price for the shares of preferred stock delivered for redemption in accordance with the terms of the certificate of designations, dividends will cease to accumulate on all outstanding shares of preferred stock and all rights of holders of such shares will terminate except for the right to receive the redemption price.
      Payment of the redemption price for the shares of preferred stock is conditioned upon book-entry transfer of or physical delivery of certificates representing the preferred stock, together with necessary endorsements, to the paying agent, or to the paying agent’s account at DTC, at any time after delivery of the redemption notice. Payment of the redemption price for the preferred stock will be made (1) if book-entry transfer of or physical delivery of the preferred stock has been made by or on the redemption date, on the redemption date, or (2) if book-entry transfer of or physical delivery of the preferred stock has not been made by or on such date, at the time of book-entry transfer of or physical delivery of the preferred stock.
      If the redemption date falls after a dividend payment record date and before the related dividend payment date, holders of the shares of preferred stock at the close of business on that dividend payment record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date. The redemption price payable on such redemption date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding dividend payment date.
Voting Rights
      Holders of shares of preferred stock will not have any voting rights except as described below or as otherwise required from time to time by law. Whenever (1) dividends on any shares of preferred stock or any other class or series of stock ranking on a parity with the preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the redemption price on the date shares of preferred stock are called for redemption (whether the redemption is pursuant to the optional redemption provisions or the redemption is in connection with a fundamental change) then, immediately prior to the next annual meeting of shareholders, the total number of directors constituting the entire board will automatically be increased by two and, in each case, the holders of shares of preferred stock (voting separately as a class with all other series of other preferred stock on parity with the preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of our directors at the next annual meeting of stockholders and each subsequent meeting until the redemption price or all accumulated and unpaid dividends on the preferred stock to the most recent quarterly dividend payment date have been fully paid or set aside for payment. The directors elected by the holders of the preferred stock shall not be divided into the classes of the board of directors and the term of office of all such directors will terminate immediately upon the termination of the right of the holders of preferred stock to vote for directors and upon such termination the total number of directors constituting the entire board will automatically be reduced by two. Each holder of shares of the preferred stock will have one vote for each share of preferred stock held. At any time after the power to elect directors becomes vested and continuing in the holders of shares of preferred stock, or if a vacancy exists in the office of the directors elected by the holders of the preferred stock, the board may, and upon the written request of the holders of record of at least 25% of the outstanding preferred stock shall, call a special meeting of the holders of the preferred stock (voting separately as a class with all other series of stock ranking on a parity with the preferred stock) for the purpose of electing those directors.
      So long as any shares of the preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of preferred stock outstanding at the time, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable issue or increase the authorized amount of any class or series of stock ranking senior to the outstanding preferred stock as to dividends or upon liquidation. In addition, we will not amend, alter or repeal provisions of our amended and restated certificate of incorporation or of the resolutions contained in the certificate of designations, whether by merger, consolidation or otherwise, so as to amend, alter or adversely affect any power, preference or special right of the outstanding preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding preferred stock voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable; provided, however, that any increase in the amount of the authorized common stock or authorized preferred stock or the creation and issuance of other series of common stock or preferred stock ranking on a parity with or junior to the preferred stock as to dividends and upon liquidation will not be deemed to adversely affect such powers, preference or special rights.
Liquidation Preference
      Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of preferred stock will be entitled to payment out of our assets available for distribution to stockholders of an amount equal to the liquidation preference per share of preferred stock held by that holder, plus an amount equal to all accumulated and unpaid dividends, including liquidated damages, if any, on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior stock, including our common stock, but after any distributions on any of our indebtedness and senior stock. After payment in full of the liquidation preference and an amount equal to all accumulated and unpaid dividends, including liquidated damages, if any, to which holders of shares of preferred stock are entitled, holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to shares of preferred stock and all other parity stock are not paid in full, holders of shares of preferred stock and holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and all accumulated and unpaid dividends, including liquidated damages, if any, to which each such holder is entitled.
      Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.
      We are not required to set aside any funds to protect the liquidation preference of the shares of preferred stock, although the liquidation preference will be substantially in excess of the par value of the shares of the preferred stock.
Transfer Agent, Paying Agent, Conversion Agent and Registrar
      The transfer agent, paying agent, conversion agent and registrar for the preferred stock is Computershare Trust Company, N.A.
Book-Entry, Delivery and Form
      The Depository Trust Company, or DTC, will act as securities depositary for the preferred stock. The shares of preferred stock are issued only as fully-registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully-registered global security certificates, representing the total aggregate number of shares of preferred stock, will be issued and deposited with the depositary.
      The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in shares of preferred stock so long as shares of preferred stock are represented by global security certificates.
      The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.
      The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.
      We will issue shares of preferred stock in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global security certificate may be exchanged for physical certificates upon request by or on behalf of the depositary in accordance with customary procedures. The certificate of designations permits us to determine at any time and in our sole discretion that shares of preferred stock shall no longer be represented by global security certificates. The depositary has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security certificate at the request of each depositary participant. We would issue physical certificates in exchange for any such beneficial interests withdrawn.
      As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of the shares of preferred stock represented by those certificates for all purposes under the preferred stock. All payments on the shares of preferred stock represented by the global security certificates and all related transfers and deliveries of common stock will be made to the depositary or its nominee as their holder.
      Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participant with respect to interests of persons held by the participants on their behalf.
      Procedures for conversion will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.
      Neither we nor any of our agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.
Replacement of Preferred Stock Certificates
      If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed or lost at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed or lost, together with any indemnity that may be required by the transfer agent and us.
      We, however, are not required to issue any certificates representing shares of preferred stock on or after the applicable conversion date. In place of the delivery of a replacement certificate following the applicable conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of the preferred stock formerly evidenced by the certificate.
Registration Rights
      On April 15, 2005, we entered into a registration rights agreement with the initial purchasers pursuant to which we agreed to, at our expense, for the benefit of the holders, file with the SEC a shelf registration statement covering resale of the preferred stock and the common stock issuable upon conversion of the preferred stock within 130 days after the date of original issuance of the preferred stock. The registration statement of which this prospectus is a part is filed pursuant to our obligations under the registration rights agreement. We have agreed to use our reasonable best efforts to cause the shelf registration statement to become effective within 210 days of such date of original issuance of the preferred stock, and to keep the shelf registration statement effective until the earlier of (1) the sale pursuant to Rule 144 under the Securities Act or the shelf registration statement of all the securities registered thereunder, and (2) the expiration of the holding period (currently two years from the initial purchase date) applicable to such securities held by persons that are not affiliates of ours under Rule 144(k) under the Securities Act or any successor provision, subject to permitted exceptions.
      We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	exceed an aggregate of 90 days for all periods in any 12-month period.
      We will pay predetermined liquidated damages as described herein to holders of transfer restricted preferred stock and to holders of transfer restricted common stock issued upon conversion of such preferred stock, if this registration statement is not declared effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such liquidated damages payments shall accumulate until such failure to file or become effective or unavailability is cured:

•	on the preferred stock at an annual rate equal 0.50% of the aggregate liquidation preference of preferred stock; and

•	on the common stock, if any, that have been issued on conversion of the preferred stock, at an annual rate equal to 0.50% of an amount equal to the conversion price.
      So long as the failure to become effective or unavailability continues, we will make liquidated damages payments in cash on each dividend payment date for the preferred stock to the holder of record of such transfer restricted preferred stock or common stock on the record date immediately preceding the applicable dividend payment date. When such registration default is cured, accumulated and unpaid liquidated damages payments will be paid in cash to the record holder as of the date of such cure.
      A holder who sells preferred stock or our common stock issued upon conversion of the preferred stock pursuant to the shelf registration statement generally will be required to:

•	be named as a selling security holder in this prospectus or an amendment or supplement thereto;

•	deliver a prospectus to purchasers; and

•	be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions, and will be subject to certain civil liability provisions under the Securities Act.
      Under the registration rights agreement we will:

•	pay all of our expenses of the shelf registration statement of which this prospectus is a part;

•	provide copies of the prospectus to each holder that has notified us of its acquisition of preferred stock or common stock issued upon conversion of the preferred stock;

•	notify each such holder when the shelf registration statement of which this prospectus is a part has become effective as described below; and

•	take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the preferred stock and the common stock issued upon conversion of the preferred stock.
      We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News or other reasonable means of distribution. We attached to the offering memorandum used in the private placement of the preferred stock, a form of notice and questionnaire (the “questionnaire”) to be completed and delivered by a holder to us at least three business days prior to any intended distribution of preferred stock or our common stock issuable upon conversion of the preferred stock pursuant to the shelf registration statement. Holders are required to complete and deliver the questionnaire at least ten business days prior to the effectiveness of this shelf registration statement in order to be named as a selling security holder in this prospectus at the time of effectiveness. Upon receipt of a completed questionnaire after that time, together with such other information as we may reasonably request from a holder, we will, within ten business days after receipt of such questionnaire and information, file such amendments to the shelf registration statement of which this prospectus is a part or supplements to such prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of preferred stock or common stock issuable upon conversion of the preferred stock, subject to our right to suspend the use of the prospectus as described above; provided, however, that if we are required by law to file a post-effective amendment to add a selling security holder, we will not be obligated to file more than one such post-effective amendment, solely in order to add additional selling security holders, for all holders during any three-month period. We will pay the liquidated damages payments described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in this prospectus and therefore will not be permitted to sell the preferred stock or common stock issuable upon conversion of the preferred stock pursuant to the shelf registration statement.
      The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available from us upon request.
DESCRIPTION OF EL PASO CAPITAL STOCK
General
      As of January 31, 2006, there were 659,223,934 shares of our common stock issued and outstanding and 750,000 shares of our preferred stock issued and outstanding. The statements under this caption are brief summaries and are subject to, and are qualified in their entirety by reference to, the more complete descriptions contained in our Restated Certificate of Incorporation, which we refer to as our charter.
Common Stock
      We are currently authorized by our Charter to issue up to 1,500,000,000 shares of common stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock do not have the right to cumulate votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends which are declared by our board of directors out of funds legally available for such a purpose. In the event of our liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not redeemable. All of the outstanding shares of common stock are fully paid and nonassessable upon issuance against full payment of the purchase price.
      Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.
Preferred Stock
      Our board of directors, without any further action by our stockholders, is authorized to issue up to 50,000,000 shares of preferred stock, and to divide the preferred stock into one or more series. The Board may fix by resolution or resolutions any of the designations and the powers, preferences and rights, and the qualifications, limitations, or restrictions which are permitted by the General Corporation Law of the State of Delaware of the shares of each such series. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of El Paso. The specific terms of a particular series of preferred stock will be described in the certificate of designation relating to that series. The designations, powers, preferences and rights, and the qualifications, limitations, or restrictions of the preferred stock will vary depending on the series, therefore reference to the certificate of designation relating to that particular series of preferred stock should be made for a complete description of terms.
      As of the date of this prospectus, a total of 750,000 shares of our preferred stock is issued and outstanding.
Section 203 of the Delaware General Corporation Law
      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (1) prior to such time, either the business combination or such transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (3) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock.
El Paso’s Restated Certificate of Incorporation and By-laws
      The following provisions in our charter or by-laws may make a takeover of El Paso more difficult:

•	our charter prohibits the taking of any action by written stockholder consent in lieu of a meeting;

•	our by-laws provide that special meetings of stockholders may be called only by a majority of the Board, the Chairman of the Board, the Chief Executive Officer, the President or the Vice Chairman of the Board; and

•	our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders.

SELLING STOCKHOLDERS
      Information about the selling stockholders may change over time. Any changed information will be set forth in a prospectus supplement to the extent we are advised of such changes. From time to time, additional information concerning ownership of the shares may rest with certain holders thereof not named in the table below and of whom we are unaware. All information in the following tables and related footnotes has been supplied to us by the selling stockholders, and we have relied on their representations.
      The following table and accompanying notes set forth certain information provided to us by the selling stockholders. Under this prospectus, the selling stockholders and any of their respective transferees, assignees, donees, distributees, pledgees, or other successors-in-interest may offer and sell from time to time up to an aggregate of 750,000 shares of preferred stock, or 57,581,550 shares of our common stock issuable upon conversion of the preferred stock. The shares listed below are being registered to permit public sales of these securities by the selling stockholders, and the selling stockholders may offer all, some or none of their securities.
      The number of shares of preferred stock and common stock that may be actually purchased by certain selling stockholders and the number of shares of preferred stock and common stock that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because certain selling stockholders may purchase all, some or none of the shares of preferred stock or common stock that can be purchased upon conversion of the preferred stock and each selling stockholder may sell all, some or none of the shares of preferred stock and common stock that each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of preferred stock and common stock that will be held by the selling stockholders upon termination of the offering. In addition, the selling stockholders listed below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of preferred stock and common stock since the date as of which the information in the tables is presented.
      The following table sets forth information regarding the beneficial ownership of shares of common stock by the selling stockholders as of the date of this prospectus, and the number of shares of preferred stock and common stock covered by this prospectus. Except as otherwise noted below, none of the selling stockholders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.
      The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the assumption that each selling stockholder will sell all of the shares of preferred stock and common stock owned by the selling stockholder and covered by the prospectus. If all of the shares of our preferred stock and common stock listed below are sold pursuant to this prospectus, then the selling stockholders will sell 750,000 shares of Preferred Stock, or 57,581,550 shares of our common stock.

			Securities Offered by
	Ownership Before Closing		this Prospectus		Ownership After Offering

Name	Preferred	Common	Preferred	Common	Preferred	Common	% of Common(1)

ADAR Investment Fund Ltd.	36,000	2,763,914	36,000	2,763,914	0	0	0
AG Domestic Convertibles, LP	5,600	478,242	5,600	429,942	0	48,300	*
AG Offshore Convertibles, Ltd.	10,400	888,164	10,400	798,464	0	89,700	*
Alpine Associates	2,502	192,092	2,502	192,092	0	0	0
Alpine Partners, L.P.	345	26,488	345	26,488	0	0	0
Barclay’s Global Distribution Bonds	800	61,424	800	61,424	0	0	0
Citigroup Global Markets Inc.	2,000	153,551	2,000	153,551	0	0	0
Clinton Multistrategy Master Fund, Ltd.	3,125	239,923	3,125	239,923	0	0	0
DBAG London	50,625	3,886,795	50,625	3,886,755	0	0	0
Fidelity Strategic Dividend & Income Fund	10,000	869,754	10,000	767,754	0	102,000	*
Fidelity Convertible Securities Fund	86,400	6,633,395	86,400	6,633,395	0	0	0
Fidelity Advisor High Income Advantage Fund	10,000	767,754	10,000	767,754	0	0	0

			Securities Offered by
	Ownership Before Closing		this Prospectus		Ownership After Offering

Name	Preferred	Common	Preferred	Common	Preferred	Common	% of Common(1)

Fidelity Management Trust Company (on behalf of accounts managed by it)	5,000	383,877	5,000	383,877	0	0	0
Franklin Income Fund	215,000	16,506,711	215,000	16,506,711	0	0	0
FTVIP Franklin Income Securities Fund	20,000	1,535,508	20,000	1,535,508	0	0	0
FIST Convertible Securities Fund	12,000	921,304	12,000	921,304	0	0	0
FTIF Franklin Income Fund	13,000	998,080	13,000	998,080	0	0	0
FrontPoint Convertible Arbitrage Fund, LP	1,000	76,775	1,000	76,775	0	0	0
Institutional Benchmark Management Fund c/o Quattro Fund	250	19,194	250	19,194	0	0	0
Kamunting Street Master Fund, Ltd.	15,500	190,019	15,500	1,190,019	0	0	0
LDG Limited	96	7,370	96	7,370	0	0	0
MSS Convertible Arbitrage 1	34	5,028	34	2,610	0	2,418	*
Newport Alternative Income Fund	520	39,923	520	39,923	0	0	0
Oppenheimer Convertible Securities Fund	3,000	230,340	3,000	230,340	0	0	0
Partners Group c/o Quattro Fund	750	57,582	750	57,582	0	0	0
Pebble Limited Partnership	280	21,497	280	21,497	0	0	0
Putnam Convertible Income — Growth Trust	6,550	502,879	6,550	502,879	0	0	0
Putnam High Income Securities Fund	1,300	99,808	1,300	99,808	0	0	0
Quattro Fund Ltd	3,750	287,908	3,750	287,908	0	0	0
Quattro Multistrategy Masterfund LP	250	19,194	250	19,194	0	0	0
RCG Latitude Master Fund, Ltd.	1,500	115,163	1,500	115,163	0	0	0
RGC Multi-Strategy Master Fund, Ltd.	1,000	76,775	1,000	76,775	0	0	0
Ritchie Convertible Arbitrage Trading	820	62,956	820	62,956	0	0	0
Sage Capital Management, LLC	3,500	268,714	3,500	268,714	0	0	0
Sphinx Fund	398	70,458	398	30,557	0	39,901	*
Sphinx Convertible Arbitrage (Clinton) Segregated Portfolio	875	67,178	875	67,178	0	0	0
Tribeca Global Convertible Investments Ltd.	3,500	317,314	3500	268,714	0	48,600	*
TQA Master Plus Fund, Ltd.	3,760	725,537	3,760	288,676	0	436,861	*
Silvercreek Limited Partnership	1,600	122,841	1,600	122,841	0	0	0
Silvercreek II Limited	1,600	122,841	1,600	122,841	0	0	0
TQA Master Fund, Ltd.	2,335	506,232	2,335	179,271	0	326,961	*
Xavex-Convertible Arbitrage 7 c/o TQA	150	38,635	150	11,516	0	27,119	*
ZLP Master Fund, Ltd.	25,000	1,919,385	25,000	1,919,385	0	0	0
Zurich Institutional Benchmark Master c/o TQA	557	99,205	557	42,764	0	56,441	*

*	Less than 1%.

(1)	Based on 659,223,934 shares of common stock outstanding as of January 31, 2006.

PLAN OF DISTRIBUTION
      We are registering a total of 750,000 shares of our preferred stock, and 57,581,550 shares of our common stock issuable upon conversion of the preferred stock. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of the preferred stock or common stock. A selling stockholder is a person named in the section of this prospectus entitled “Selling Stockholders” and also includes any donee, pledgee, transferee, or other successor-in-interest selling shares of our preferred stock or common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution, or other non-sale related transfer.
      We will bear all costs, fees and expenses in connection to our obligation to register the shares of the preferred stock and common stock offered by this prospectus. If the shares of preferred stock or common stock are sold through broker-dealers or agents, the selling stockholders will be responsible for any compensation to such broker-dealers or agents.
      The selling stockholders may pledge or grant a security interest in some or all of the shares of preferred stock or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of preferred stock or common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate the shares of preferred stock or common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purpose of this prospectus.
      The selling stockholders will sell their shares of preferred stock and common stock subject to the following:

•	all or a portion of the shares of preferred stock or common stock beneficially owned by selling stockholders or their respective pledgees, donees, transferees or successors-in-interest, may be sold on any national securities exchange or quotation service on which the shares of preferred stock or common stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in combination of such transactions;

•	each sale may be made at market prices prevailing at the time of such sale, at negotiated prices, at fixed prices, or at varying prices determined at the time of sale; and

•	some or all of the shares of preferred stock or common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions in which the broker-dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, or hedging transactions. The selling stockholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of preferred stock and common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of preferred stock and common stock short and deliver shares of preferred stock and common stock to close out short positions, or loan pledge shares of preferred stock and common stock to broker-dealers or agents that in turn may sell such shares.
      In connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and receive commissions from the purchasers of the shares of preferred stock or common stock for whom they act as broker-agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be excess of those customary in the types of transactions involved).
      The selling stockholders and any broker-dealer participating in the distribution of the shares of preferred stock and common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profits realized by the selling stockholder, and commissions paid, or any discounts or concessions allowed to any broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. If the selling stockholders were deemed to be underwriters, the selling stockholders could be subject to certain statutory liabilities under the federal securities laws, including under

Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition, any shares of preferred stock and common stock covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
      The aggregate proceeds to the selling stockholders from the sale of the offered securities offered by them will be the purchase price of such preferred stock or common stock less discounts and commissions, if any, payable by them. Each of the selling stockholders reserves the right to accept and, together with their broker-dealers or agents from time to time, to reject, in whole or in part, any proposed purchase of the offered securities to be made directly or through broker-dealers or agents. We will not receive any of the proceeds from the offering of the offered securities.
      If required at the time a particular offering of the shares of preferred stock and common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of preferred stock and common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
      Under the securities laws of some states, the shares of preferred stock and common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of preferred stock and common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of preferred stock or common stock registered pursuant to the registration statement of which this prospectus forms a part.
      The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of preferred stock and common stock by the selling stockholders and participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of preferred stock and common stock to engage in market-making activities with respect to the shares of preferred stock and common stock. All of the foregoing may affect the marketability of the shares of preferred stock and common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of preferred stock and common stock.
      In that regard, the selling stockholders are required to acknowledge that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with the offering made by this prospectus. Each selling stockholder is required to agree that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.
      Pursuant to the registration rights agreements described below under “Description of the Preferred Stock — Registration Rights,” we and the selling stockholders have agreed, subject to exceptions, to indemnify each other against specified liabilities, including liabilities under the Securities Act, and may be entitled to contribution from each other in respect of those liabilities. Once sold under this registration statement, of which this prospectus forms a part, the shares of preferred stock and common stock will be freely tradable in the hands of persons other than affiliates.
      The preferred stock issued in the initial private placement are eligible for trading in the Portal Market of the Nasdaq Stock Market, Inc. The preferred stock sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We do not intend to list the preferred stock on any national securities exchange or automated quotation system.

LEGAL MATTERS
      The validity of our preferred stock and common stock offered hereby will be passed upon by Robert W. Baker in his capacity as Executive Vice President and General Counsel of El Paso. Mr. Baker is the beneficial owner of or has the option to acquire approximately 403,166 shares of our Common Stock.
EXPERTS
      The consolidated financial statements of El Paso and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K Amendment #3 for the year ended December 31, 2004, have been so incorporated in reliance on the report (which contains explanatory paragraphs relating to the Company’s restatements of the 2002, 2003 and 2004 financial statements as described in Note 1 to the financial statements and an adverse opinion on the effectiveness of internal control over financial reporting), of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Midland Cogeneration Venture Limited Partnership incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Midland Cogeneration Venture Limited Partnership for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      Information included or incorporated by reference in this prospectus related to the estimated reserves attributable to certain of our oil and natural gas properties was prepared based on our internal reserve report. Ryder Scott Company, L.P., an independent petroleum engineering firm, prepared an estimate of our natural gas and oil reserves for 88 percent of our properties. The total estimate of proved reserves prepared by Ryder Scott was within four percent of our internally prepared estimates. The report of Ryder Scott for our reserves as of December 31, 2004 is referenced herein in reliance upon the authority of said firm as experts with respect to the matters covered by their report and the giving of their report.

February 13, 2006
El Paso Corporation
4.99% Convertible Perpetual Preferred Stock
(liquidation preference $1,000 per share)
Common Stock

PROSPECTUS

       WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF EL PASO HAVE NOT CHANGED SINCE THE DATE HEREOF.